                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                            KRAUSE'S FURNITURE, INC.
                            ------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                   500760-20-2
                                   -----------
                                 (CUSIP Number)

                            CHARLES S. KAUFMAN, ESQ.
                             MORRISON & FOERSTER LLP
                               555 W. FIFTH STREET
                          LOS ANGELES, CALIFORNIA 90013
                                 (213) 892-5200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  MAY 17, 2000
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 2 of 8

1) Names of Reporting Persons / S.S. or I.R.S. Identification Nos. of above Persons

    John F. Hawley

2) Check the Appropriate Box if a Member of a Group                      (a) [ ]

                                                                         (b) [X]

3) SEC Use Only _______________________________________________________________

4) Source of Funds*   OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e)   [ ]

6) Citizenship or Place of Organization:

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7) Sole Voting Power                20,000

8) Shared Voting Power           1,924,653

9) Sole Dispositive Power           20,000

10) Shared Dispositive Power     1,924,653

11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,944,653

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [ ]

13) Percent of Class Represented by Amount in Row (11)

     8.6%

14) Type of Reporting Person

     IN

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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 3 of 8



1) Names of Reporting Persons / S.S. or I.R.S. Identification Nos. of above Persons

    Barbara H. Hawley

2) Check the Appropriate Box if a Member of a Group                      (a) [ ]

                                                                         (b) [X]

3) SEC Use Only _______________________________________________________________

4) Source of Funds*   OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e)   [ ]

6) Citizenship or Place of Organization

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7) Sole Voting Power                     0

8) Shared Voting Power           1,924,653

9) Sole Dispositive Power                0

10) Shared Dispositive Power     1,924,653

11) Aggregate Amount Beneficially Owned by Each Reporting Person  1,924,653

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [ ]

13) Percent of Class Represented by Amount in Row (11)

    8.6%

14) Type of Reporting Person

    IN

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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 4 of 8



This Amendment No. 2 amends the Schedule 13D filed September 10, 1996, as amended, filed in respect of the common stock, par value $.001 of Krause's Furniture, Inc.

        Unless otherwise expressly set forth herein, the responses contained herein, including those on the cover page, are as of May 17, 2000. Except as otherwise expressly set forth below, the information set forth in the initial filing on Schedule 13D by the reporting persons remains accurate and in effect as of May 17, 2000.

Item 1.  SECURITY AND ISSUER

        This statement relates to the common stock, $0.001 par value per share (the "Common Stock") issuable as of May 17, 2000 upon the conversion of the Series A Convertible Preferred Stock, $0.001 par value per share (the "Preferred Stock"), of KRAUSE'S FURNITURE, INC., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 200 North Berry Street, Brea, California 92821-3903.

        The reporting persons purchased the securities on January 19, 2000 pursuant to the Series A Convertible Preferred Stock Securities Purchase Agreement, dated as of January 11, 2000, by and among the Issuer, certain of the reporting persons and the other purchasers party thereto (the "Securities Purchase Agreement"), a copy of which is attached hereto (by reference) as
Exhibit 1. The Preferred Stock became convertible into shares of common stock on the authorization of such shares of common stock by the Stockholders of the Company at its annual meeting on May 17, 2000. The Preferred Stock is convertible under the terms of the Certificate of Designation of Series A Convertible Preferred Stock of Krause's Furniture, Inc., as signed and attested on January 12, 2000 (the "Series A Certificate of Designation"), a copy of which is attached hereto (by reference) as Exhibit 2.

Item 2.  IDENTITY AND BACKGROUND

Item 2(a) is hereby amended to add the following:

     (a) The persons filing this Amendment No. 2 are John F. Hawley ("John Hawley") and Barbara H. Hawley ("Barbara Hawley") (together, the "Hawley Trustees"), in their capacities as co-trustees of the several trusts (the "Hawley Trusts") as follows:

                 Allison Booth Hawley Trust I

                 Caitlin Hale Hawley Trust I

                 Maureen Erin Hawley Trust I

                 Shannon Follen Hawley Trust I

                 Hawley Family Trust

                 Allison Booth Hawley Trust II

                 Caitlin Hale Hawley Trust II

                 Maureen Erin Hawley Trust II
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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 5 of 8




                 Shannon Follen Hawley Trust II

                 This statement is also being filed by John Hawley acting in his individual capacity as to shares of Common Stock owned by him through a self-directed individual retirement account.

Item 2(b) -(f):

     No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following:

        On January 19, 2000, the Hawley Trusts acquired 12,500 shares of Preferred Stock. The aggregate purchase price for the 12,500 shares of Preferred Stock acquired by the Hawley Trusts as reported herein is $625,000, which funds were derived from the investment corpus of the various Hawley Trusts in proportion to the number of shares acquired.

Item 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

        The Hawley Trusts have acquired the shares of Common Stock subject of this Amendment No. 2 for investment purposes. Except as set forth in the original 13D filing and in Item 6, the reporting person herein has no plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that the Amended and Restated Registration Rights Agreement, dated as of January 14, 2000, by and among the Issuer, certain of the reporting persons and the other stockholders party thereto (the "Amended and Restated Registration Rights Agreement"), a copy of which is attached hereto (by reference) as Exhibit 3, provides that the Company will use its best efforts to register under the Securities Act of 1933 all of the 568,181 shares held by the Hawley Trustees within 180 days following the closing. A registration statement on Form S-3 relating to those shares and other shares of Preferred Stock has been filed by the company and was declared effective on May 23, 2000. In addition, the Amended and Restated Stockholders Agreement, dated as of January 14, 2000, by and among the Issuer, certain of the reporting persons and the other stockholders party thereto (the "Amended and Restated Stockholders Agreement"), a copy of which is attached hereto (by reference) as Exhibit 4, provides for rights of first refusal on the sale of certain shares of Common Stock by various persons, including the reporting persons hereunder, and provides for certain tag-along rights on certain substantial sales of Common Stock by principal shareholders of the Company. The tag-along rights do not apply to sales by the reporting persons hereunder.

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) Any change in the present directors or management of the Company, including any plans or proposals to change the number or term of directors or to


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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 6 of 8



fill any existing vacancies on the board of directors, except that, as part of the transactions described herein and pursuant to the Amended and Restated Stockholders Agreement, certain shareholders of the Company owning in excess of 50% of the outstanding shares of Common Stock who had previously agreed to cause certain designees, including Philip M. Hawley ("Mr. Hawley") and the designees of General Electric Capital Corporation ("GECC") and the Permal Group, to be elected to the Company's Board of Directors, have in addition agreed that two designees of TH Lee.Putnam Internet Partners L.P. and TH Lee.Putnam Parallel Partners, L.P. (collectively, "TH Li") will be elected to the board of directors, and an additional director designated by GECC and TH Li will be elected to the board of directors. The designees under the Amended and Restated Stockholders Agreement will constitute all of the Company's directors for the foreseeable future.

        (e) Any material change in the present capitalization or dividend policy of the Company, except for the substantial change in the Company's capitalization resulting from the transactions described herein;

        (f) Any other material change in the Company's business or corporate structure;

        (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, other than the agreements described herein, including the Stockholders Agreement;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) Any actions similar to any of those enumerated above.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended to read as follows:

    (a) The reporting persons beneficially own, in the aggregate 1,944,653 shares of Common Stock, representing approximately 8.6% of the outstanding shares of Common Stock of the Company. Barbara Hawley specifically disclaims any beneficial ownership interest in the 20,000 shares of Common Stock held by John Hawley through a self-directed individual retirement account, which are included in line 11 of page two above.

The Hawley Trustees hold the shares of Common Stock for the Hawley Trusts, and John Hawley holds shares of Common Stock, in the amounts as follows:

                                                                         Shares of
                                                                        Common Stock
                                                                         Purchased
                                                                        ------------
         John F. Hawley and Barbara H. Hawley,
         as Trustees for the Trusts  (the "Hawley Trustees")
         and in the amount below                                           1,924,653
              Allison Booth Hawley Trust I                    279,004
              Caitlin Hale Hawley Trust I                     279,004
              Maureen Erin Hawley Trust I                     279,004

CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 7 of 8

              Shannon Follen Hawley Trust I                   279,004
              Hawley Family Trust                             658,636
              Allison Booth Hawley Trust II                    37,500
              Caitlin Hale Hawley Trust II                     37,500
              Maureen Erin Hawley Trust II                     37,500
              Shannon Follen Hawley Trust II                   37,500
         John F. Hawley individual retirement account                         20,000
                                                                           =========
                                                         TOTAL:            1,944,653


The Hawley Trustees disclaim membership in a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 5(b) is hereby amended to read as follows:

    (b) Each of the Hawley Trustees, with the other Hawley Trustee, has shared voting power and power of disposition over the 1,924,653 shares of Common Stock owned by them as trustees for the Hawley Trusts. The shares held of record by the Hawley Trustees are for limited purposes subject to the Amended and Restated Registration Rights Agreement and the Amended and Restated Stockholders Agreement attached hereto as Exhibits 3 and 4, respectively. Barbara Hawley specifically disclaims any beneficial ownership interest in the 20,000 shares of Common Stock held by John Hawley through a self-directed individual retirement account, which are included in line 11 of page two above.

Item 5(c) is hereby amended to add the following:

    (c) On January 19, 2000, the reporting persons acquired 12,500 shares of Preferred Stock, convertible as of May 17, 2000 into 568,181 shares of Common Stock, for cash at a purchase price equal to $50 per share of Preferred Stock. Such shares were acquired from the Company in a private placement.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Reference is made to the Securities Purchase Agreement, the Amended and Restated Registration Rights Agreement and the Amended and Restated Stockholders Agreement, copies of which are attached hereto (by reference) as Exhibits 1, 3 and 4, and which are hereby incorporated by reference herein.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 1:  Series A Convertible Preferred Stock Securities Purchase
                  Agreement dated as of January 11, 2000, incorporated by reference to Exhibit 10.15 to the Report of the Company on Form 8-K filed with the commission on February 4, 2000.

    Exhibit 2:  Certificate of Designation of Series A Convertible
                  Preferred Stock of Krause's Furniture, Inc., incorporated by reference to Exhibit 4.6 to the Report of the Company on Form 8-K filed with the commission on February 4, 2000.

    Exhibit 3:  Amended and Restated Registration Rights Agreement dated
                  January 14, 2000, incorporated by reference to Exhibit 10.16 to the Report of the Company on Form 8-K


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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 8 of 8



                  filed with the commission on February 4, 2000.

    Exhibit 4:  Amended and Restated Stockholders Agreement dated as of
                  January 14, 2000, incorporated by reference to Exhibit 10.17 to the Report of the Company on Form 8-K filed with the commission on February 4, 2000.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2000                            /s/ John F. Hawley
                                               ------------------

                                               JOHN F. HAWLEY, Trustee

Dated: June 1, 2000                            /s/ Barbara H. Hawley
                                               ---------------------

                                               BARBARA H. HAWLEY, Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).